FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
+1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2023, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments—Landwirtschaftliche Rentenbank” section;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 7 to 9 hereof; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 18, 2022 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 12, 2024, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0925 U.S. dollar (EUR 0.9153 per U.S. dollar).

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2024

The following information is derived from Rentenbank’s press release of August 8, 2024, announcing certain preliminary results for the six months ended June 30, 2024. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2024. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code; “HGB”). Rentenbank will prepare its final, annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2024 to be announced at a press conference and published in April 2025.

Compared to the first half of last year, demand for the special promotional loans of Rentenbank was considerably weaker in the first half of 2024. At EUR 1.5 billion, the volume of new loans granted was a little less than 50% of the year-ago figure. While investment restraint was evident in nearly all the bank’s promotional lines, the greatest declines were registered in its Rural Development and Renewable Energy lines. The demand for credit was dampened both by the sector’s pessimistic expectations for the future and by the currently high level of the EU reference interest rate. Rentenbank raised EUR 4.9 billion in the capital markets to fund its promotional activity. The operating result of Germany’s development agency for agribusiness and rural areas in the first half of 2024 was below the level of the year-ago period. The bank’s capital ratio and leverage ratio remained at high levels.

Declines in nearly all segments of special promotional loans

The volume of new special promotional loans granted fell from EUR 3.2 billion in the first half of last year to EUR 1.5 billion in the first half of 2024, representing a 51.4% decline. The volume of new loans granted in the Agriculture promotional line declined by 17.2% to EUR 663 million (as compared to EUR 801 million in the first half of 2023) due to the expiration of the Investment and Future Programme for Agriculture, which led to a decrease in machinery financing. Also in the Agribusiness promotional line, the volume of new loans granted, at EUR 176 million, was 57.5% below the level of the year-ago period (as compared to EUR 415 million in the first half of 2023). The volume of new loans granted in the Rural Development promotional line declined by 61% to EUR 623 million (as compared to EUR 1.6 billion in the first half of 2023).

The high EU reference rate established at the start of the year, coupled with the EU state aid rules, leaves no room for Rentenbank to offer competitive market terms without subsidies. Consequently, commercial banks are currently resorting to other funding sources to a greater degree to finance non-subsidy-eligible projects such as renewable energy plants remunerated under the German Renewable Energy Act. That is why Rentenbank registered the sharpest decline in its Renewable Energy promotional line, in which the volume of new loans granted fell by 88% to EUR 41 million (as compared to EUR 339 million in the first half of 2023).

Continued efforts to promote innovation

Rentenbank promotes innovation in all phases, from development to practical introduction and dissemination of forward-looking methods and products. The promotional programme launched together with the German Federal Ministry of Food and Agriculture (BMEL) in 2021 supports young ag-tech and food-tech companies in the early financing stages. As part of its venture capital (VC) activities, moreover, Rentenbank has invested a total amount of EUR 33.7 million in the VC funds Blue Revolution Fund, Nucleus Capital, Oyster Bay Capital, Extantia, and Forbion.

Also in collaboration with the BMEL and the Frankfurt-based TechQuartier, Rentenbank has further strengthened the position of the ag-tech and food-tech start-up programme “Growth Alliance” in the current year. Under this programme, which now features four different offerings, Rentenbank provides targeted support to start-ups for their phase-specific challenges in all stages of the lifecycle. As a cooperation partner, Rentenbank also supports numerous initiatives and programmes to foster innovative and sustainable ideas and networking within the sector.

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US dollar is the most important issuance currency

To fund its promotional activities, Rentenbank raised EUR 4.9 billion (as compared to EUR 7.4 billion in the first half of 2023) in medium- and long-term funds in the international capital markets in the first half of 2024. This amount corresponds to around half of the total issuance volume of EUR 10 billion planned for the full year 2024. The most important issuance currency was the US dollar, which accounted for 53% (as compared to 25% in the first half of 2023) of total funds raised. The euro’s share declined to 27% (as compared to 65% in the first half of 2023). The largest investor groups were commercial banks, accounting for 53% (as compared to 56% in the first half of 2023), and central banks, accounting for 35% (as compared to 31% in the first half of 2023) of the total issuance volume.

Operating result below the level of the year-ago period

The operating result before provisions for loan losses and valuation effects amounted to EUR 97.5 million in the first half of 2024, below the level of the corresponding year-ago period (EUR 103.9 million). This decline resulted mainly from the EUR 10.0 million increase in administrative expenses, which was driven by higher IT investments and a higher staff count. Nevertheless, this result exceeded our expectations by a wide margin thanks to the persistently high level of interest rates, which led to a high amount of net interest income.

Capital ratio and leverage ratio remain at high levels

At the end of the first half of 2024, Rentenbank’s capital ratios calculated on the basis of the EU Capital Requirements Regulation (CRR) remained at high levels. The Common Equity Tier 1 capital ratio came to 37.2% (as compared to 31.3% as at 31 December 2023) and the leverage ratio was 10.2% (as compared to 10.3% as at 31 December 2023).

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Key Figures as at June 30, 2024
(EUR million)

1.		New business	1. Half-year 2024	1. Half-year 2023	% Change
		Promotional business
		Special promotional loans	1,548	3,184	- 51.4
	of which:	Agriculture	663	801	- 17.2
		Rural Development	623	1,599	- 61.1
		Agribusiness	176	415	- 57.5
		Renewable Energy	41	339	- 88.0

		Registered bonds/promissory notes/securities	2,741	2,933	- 6.5

		Venture capital investments	33.7	15.0	124.7

		Total new promotional business	4,323	6,132	- 29.5

		Funding
		Medium and long-term funding	4,863	7,373	- 34.0
	of which:	Euro Medium Term Notes (EMTN)	2,988	5,490	- 45.6
		Global bonds	1,389	1,169	18.8
		AUD MTN	486	714	- 31.9
		Domestic capital markets instruments	0	0	-

2.		Balance sheet	June 30, 2024	June 30, 2023	% Change

		Total assets	97,154	97,417	- 0.3
		Loans and advances to banks	67,322	65,835	2.3
		Loans and advances to customers	7,017	7,396	- 5.1
		Bonds and other fixed-income securities	16,493	15,986	3.2
		Securitised liabilities	85,089	83,779	1.6

		Equity (incl. Fund for general banking risk) reported on the balance sheet (EUR billion)	4.8	4.8	0.0

3.		Income statement	1. Half-year 2024	1. Half-year 2023	% Change

		Net interest income	154.6	152.7	1.2
		Administrative expenses	59.3	49.3	20.3
		Operating profit before provision for loan losses and valuation	97.5	103.9	- 6.2
		Interim net income	97.6	103.6	- 5.8

		Cost-income ratio (in %)	36.1	31.0	- 5.1% points

4.		Capital ratios	June 30, 2024	December 31, 2023	% Change

		Common Equity Tier 1 capital ratio (in %)	37.2	31.3	5.9% points
		Leverage ratio (in %)	10.2	10.3	- 0.1% points

Figures and percentages may not add up to the total provided due to rounding.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2023	-0.1	0.0
3rd quarter 2023	0.2	-0.3
4th quarter 2023	-0.4	-0.2
1st quarter 2024	0.2	-0.1
2nd quarter 2024	-0.1	-0.1

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) decreased in the second quarter of 2024 compared to the first quarter of 2024 after adjustment for price, seasonal and calendar effects. In the two previous quarters, German economic performance increased by 0.2% the first quarter of 2024 after a revised decrease of 0.4% in the fourth quarter of 2023. The decrease in the second quarter of 2024 was the result, in particular, of a decline in gross fixed capital formation in machinery and equipment and in construction.

Compared to the second quarter of 2023, price-adjusted GDP in the second quarter of 2024 increased by 0.3%. However, the price and calendar adjusted GDP decreased in the second quarter of 2024 because there was one more working day than in the second quarter of 2023.

Source: Federal Statistical Office, Gross domestic product in the 2nd quarter of 2024 down 0.1% on the previous quarter, press release of July 30, 2024 (https://www.destatis.de/EN/Press/2024/07/PE24_289_811.html).

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Inflation Rate

Inflation Rate

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
July 2023	0.3	6.2
August 2023	0.3	6.1
September 2023	0.3	4.5
October 2023	0.0	3.8
November 2023	-0.4	3.2
December 2023	0.1	3.7
January 2024	0.2	2.9
February 2024	0.4	2.5
March 2024	0.4	2.2
April 2024	0.5	2.2
May 2024	0.1	2.4
June 2024	0.1	2.2
July 2024 (1)	0.3	2.3

(1)	Figures are preliminary.

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, is expected to be 2.3% in July 2024, reflecting a slight increase compared to June 2024 (2.2%). In July 2024, the most important driver of inflation was the increase in the price of services. This increase was offset to a degree by a decrease in energy prices.

Food prices increased by 1.3% in July 2024 compared to July 2023, after experiencing a 1.1% year-on-year increase in June 2024.

Energy prices in July 2024 decreased by 1.7% compared to July 2023, following decreases of 2.1% and 1.1% in June 2024 and May 2024, respectively.

Excluding food and energy prices, the year-on-year inflation rate in July 2024 would have been higher at 2.9%, demonstrating the current dampening impact of food and energy prices on overall inflation. In June 2024, the consumer price index excluding food and energy was also 2.9%. This means that core inflation remained unchanged in July 2024 compared to June 2024.

Prices of goods (total) increased by 0.9% from July 2023 to July 2024. The prices of services (total) increased by 3.9% in July 2024 when compared to July 2023.

Compared with June 2024, the consumer price index rose by 0.3% in July 2024.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate of 2.3% expected in July 2024, press release of July 30, 2024 (https://www.destatis.de/EN/Press/2024/07/PE24_290_611.html).

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Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2023	3.0	3.0
July 2023	3.0	3.0
August 2023	3.2	3.0
September 2023	3.0	3.1
October 2023	3.2	3.1
November 2023	3.1	3.1
December 2023	2.9	3.2
January 2024	3.2	3.2
February 2024	3.6	3.3
March 2024	3.5	3.3
April 2024	3.2	3.3
May 2024	3.6	3.4
June 2024	3.4	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 46.0 million persons resident in Germany were in employment in June 2024. The seasonally adjusted number of persons in employment rose slightly by 8,000 (0.0%) compared with the previous month. A slightly larger increase was observed in May 2024, when the seasonally adjusted number of persons in employment grew by 21,000 compared with the previous month.

Compared to June 2023, the number of employed persons in June 2024 increased by approximately 178,000 or 0.4%. The monthly rates of change compared with a year earlier were also +0.4% in the period from February to May 2024. Compared with the previous year, the long-term upward trend in the labor market therefore continued unabated in June 2024.

In June 2024, the number of unemployed persons increased by approximately 194,000, or 14.6%, compared to June 2023. Adjusted for seasonal and irregular effects, the number of unemployed persons in June 2024 stood at 1.50 million, reflecting a slight increase of 0.1% compared to May 2024.

Sources: Federal Statistical Office, Employment slightly up in June 2024, press release of July 31, 2024 (https://www.destatis.de/EN/Press/2024/07/PE24_293_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billions) (1)
Item	January-May 2024	January-May 2023
Goods	129.6	95.0
Services	-26.2	-20.7
Primary income	47.5	46.3
Secondary income	-23.7	-25.2
Current account	127.3	95.3

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, July 12, 2024 (https://www.bundesbank.de/resource/blob/935874/2b9cbec6b9f9306e5e1b9adbce5d951c/mL/2024-07-12-zahlungsbilanz-anlage-data.pdf).

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Other Recent Developments

Monetary Policy

On June 6, 2024, the Governing Council of the European Central Bank (“ECB”) decided to lower the three key ECB interest rates by 25 basis points to 4.25% (main refinancing operations), 4.50% (marginal lending facility) and 3.75% (deposit facility) with effect from June 12, 2024, following its decision in September 2023 to raise the three key ECB interest rates by 25 basis points. Based on an updated assessment of the inflation outlook, the dynamics of underlying inflation and the strength of monetary policy transmission, the Governing Council stated its belief that it was now appropriate to moderate the degree of monetary policy restriction after nine months of holding rates steady.

At the same time, the Governing Council stated that, despite the progress over recent quarters, domestic price pressures remained strong as wage growth was elevated, and inflation was likely to stay above target well into next year. The Governing Council is determined to ensure that inflation returns to its 2% medium-term target in a timely manner. The Governing Council reasserted that its policy rate decisions will continue to be based on its assessment of the inflation outlook in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission.

On July 18, 2024, the Governing Council announced its decision to keep the three key ECB interest rates unchanged. The Governing Council stated that, while some measures of underlying inflation had ticked up in May 2024 owing to one-off factors, most measures were either stable or edged down in June, and that, in line with expectations, the inflationary impact of high wage growth had been buffered by profits.

The Governing Council also confirmed that it will reduce the Eurosystem’s holdings of securities under the pandemic emergency purchase programme (“PEPP”) by EUR 7.5 billion per month on average over the second half of 2024. The modalities for reducing the PEPP holdings will be broadly in line with those followed under the asset purchase programme (“APP”). The Governing Council intends to discontinue reinvestments under the PEPP at the end of 2024.

Sources: European Central Bank, Monetary policy decisions, press release of July 18, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp240718~b9e0ddd9d5.en.html); European Central Bank, Monetary policy decisions, press release of June 6, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp240606~2148ecdb3c.en.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Nikola Steinbock
Name: Nikola Steinbock
Title: Chairwoman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: August 13, 2024

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